August 10, 2005

Mr. Michael Clampitt,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:	Centennial Bank Holdings, Inc.

(Form S-1, File No. 333-124855)

Dear Mr. Clampitt:

On behalf of our client, Centennial Bank Holdings, Inc. (the “Company”), we enclose herewith Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-1 (the “Form S-1”) and the Company’s responses to your letter, dated July 22, 2005 (the “Comment Letter”) relating to comments of the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) concerning the Company’s Amendment No. 1 to Form S-1. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 2. For your convenience, we have included the Staff’s comments below and have keyed our responses accordingly. References to page numbers herein are references to page numbers in Amendment No. 2.

In some of our responses, the Company has agreed to change or supplement the disclosures. The Company is doing that in the spirit of cooperation with the Staff, and not because of any belief that the prior filing is materially deficient or inaccurate. Accordingly, any amendment to implement these changes, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient.

The Company also has indicated in several responses that it believes no change in disclosure is appropriate, and has explained why. We understand that the Staff’s comments, even where a disclosure change is requested or suggested, are based on the

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Staff’s understanding of information available to it, which may be less than the information available to the Company. Accordingly, we understand those Staff comments may be withdrawn or modified based on the additional explanation or information we provide.

We represent that we will not assert the Staff’s review of the Form S-1 as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	The staff has deemed the offering to be “by or on behalf” of the issuer, and therefore the offering does not meet the requirements to be made “at the market” See Rule 415(a)(4). Please revise to price the offering. If the company has any support, including previously reviewed offerings, for an “at the market” offering, please advise. In this regard, supplementally identify any of the selling shareholders who are or are affiliated with any broker/dealers, managers, directors or 10% owners.

As discussed with the Staff, the executive officers and directors of the Company and William J. Ruh, an affiliate of Castle Creek Financial LLC, a broker-dealer, the chief executive of which is John M. Eggemeyer, are no longer registering their shares of the Company’s common stock that each beneficially owns on this Form S-1. As such, we deleted the aforementioned parties from the list of selling shareholders. Accordingly, we believe that the registration of the remaining selling stockholders’ common stock on Form S-1 should not be considered to be “by or on behalf” of the Company.

2.	The cover page, selling shareholder section and the Plan of Distribution should all be revised to indicate that, (1) if any transferees intend to use the prospectus, a post-effective amendment will need to be filed, naming the new selling shareholder, (2) if any selling shareholder intends to use an agent or principal to sell their shares, a post-effective amendment needs to be filed, naming the agent or principal as an underwriter and disclosing the compensations arrangements, and, (3) all selling shareholders are subject to Regulation M and are precluded from engaging in any short selling activities prior to effectiveness and for as long as they are participants in the offering. In addition, advise us as to any current selling shareholders who are transferees from the original purchasers.

The Company has revised the cover page and pages 118 and 139 in response to this comment. To the best of the Company’s knowledge, the following selling stockholders are transferees from the original purchasers:

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Axia Financial, LP

Kathi Mallick Trust

Prosper Associates LLC

Prosper Focus LLC

Danny Lee Rockwell

Tombstone Limited Partnership

In addition, S.A.C. Capital Associates, LLC is a transferee from an original purchaser. However, it has not submitted a questionnaire to the Company requesting that its shares be registered on the Form S-1. S.A.C. Capital Associates, LLC may be added as a selling shareholder in a subsequent filing if it submits a questionnaire to the Company.

Prospectus Cover Page

3.	Please disclose that Mr. Eggemeyer, the CEO, is selling his holdings of 650,000 shares.

As discussed above, the Company is no longer registering Mr. Eggemeyer’s shares of the Company’s common stock on this Form S-1.

Management, page 106

4.	We note your statement that Mr. Eggemeyer does not devote his full professional time to his role as CEO of the company. Please disclose what percentage of his time is devoted to the company.

The Company has added disclosure on page 107 in response to this comment.

Principal and Selling Stockholders, page 114

5.	We note your response to prior comment 36. However, it is difficult to correlate the list of stockholders that are broker-dealer affiliates with the list of selling stockholders in the prospectus. For example, none of the four AIM funds listed in your response is listed in the selling stockholder table. Please revise.

The Company has revised the list of selling stockholders that are affiliates of broker-dealers as follows:

Advantage Advisers Multi-sector Fund I

AIM Advisors, Inc. (including AIM Capital Development Fund, AIM Dynamics Fund, AIM Mid Cap Growth Fund, AIM Mid Cap Stock Fund and AIM V.I. Capital Development Fund)

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Bel Air Opportunistic Fund, LP

Continental Casualty Company

Deutsche Bank AG, London Branch

Elias Matz Tiernan and Herrick Retirement Savings & Profit Sharing Plan Dtd 1/1/89

Highland Equity Focus Fund, L.P.

KBW Financial Services Fund, L.P.

KBW Relative Value Financial Services Fund, L.P.

KBW Small Cap Financial Services Fund, L.P.

Manchester Investors V, LLC

Michael T. O’Brien and Julie B. O’Brien

Weil Family Trust of 1980

6.	We note your response to prior comment 38. Please revise the disclosure in the second full paragraph on page 114 to state, if true, that none of the broker-dealer affiliates purchased the securities for resale in the ordinary course of business.

The Company has revised page 118 in response to this comment.

Certain Relationships and Related Transactions, page 113

7.	Please include as exhibits all agreements discussed in this section.

The Company has filed all agreements discussed in this section as an exhibit to Amendment No. 2.

If you have any questions or comments regarding the enclosed materials, please call me at (310) 712-6610 or Steven C. Yang at (310) 712-6625.

Very truly yours,

/s/ Stanley F. Farrar

cc:	Gregory Dundas

Paul Cline

Isa Farhat

(Securities and Exchange Commission)

Zsolt K. Besskó

(Centennial Bank Holdings, Inc.)